UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE ANNOUNCES SHARE CONSOLIDATION (REVERSE SPLIT) EFFECTIVE DATE

Toronto, ON - June 3, 2020 - Portage Biotech Inc. (CSE:PBT.U, OTC Markets: PTGEF) (“Portage” or the “Corporation”) wishes to announce that, further to its news release dated May 25, 2020, the Corporation's common shares will commence trading on a one hundred (100) old for one (1) new share consolidated basis (the “Consolidation”) (also known as a “reverse split”) under a new CUSIP number G7185A128 and ISIN number VGG7185A1286. The corporate name and trading symbol for the Corporation will remain unchanged. The effective date that the post-consolidated common shares will begin trading on CSE is June 5, 2020.

The Consolidation proposal was approved by shareholders at the Annual General and Special Meeting of Shareholders of the Corporation held on January 8, 2019, in which the Board of Directors was authorized, in its sole discretion and by means of a resolution, to proceed with the proposed consolidation of the common shares in the capital of the Corporation by a ratio of up to 120-for-1 basis, without further approval of shareholders. On May 19, 2020, the Board of Directors set the Consolidation ratio at 100-for-1.

There are currently 1,098,770,697 common shares issued and outstanding. Upon completion of the Consolidation, there will be approximately 10,987,707 common shares issued and outstanding. The exact number of post-consolidated shares will vary depending on the treatment of fractional shares, which will occur when each shareholder's holdings in the Corporation are consolidated. The Corporation will not issue any fractional common shares as a result of the consolidation. Instead, all fractional shares will be rounded down to the nearest whole common share unless a shareholder will hold less than one share in which case the fractional share will be rounded up. Outstanding stock options will also be adjusted by the Consolidation ratio and their respective exercise prices adjusted accordingly.

On the effective date of Consolidation, registered shareholders may surrender their physical share certificates evidencing their common shares to the Corporation’s transfer agent, TSX Trust Company (“TSX Trust”), at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, for replacement certificates representing the number of post-consolidation shares to which they are entitled. All inquiries regarding the Consolidation or your shareholder account should be directed to TSX Trust at tel.: 1-866-600-5859 or by email to: TMXEInvestorServices@tmx.com. No Letter of Transmittal needs to be executed in relation to the Consolidation. Until surrendered, each certificate representing the pre-Consolidation common shares will be deemed for all purposes to represent the number of shares to which the holder thereof is entitled as a result of the Consolidation. Shareholders who hold their shares in brokerage accounts or "street name" are not required to take any action to effect the exchange of their shares.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive
Tel.:	203.221.7378
Email:	ian@portagebiotech.com
Website:	www.portagebiotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office